Exhibit 2.1

Changyou.com Announces Formation of Independent Special Committee to Review

Preliminary Non-Binding Proposal to Acquire the Company

Beijing, China, May 26, 2017 - Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that its board of directors (the “Board”) has formed a special committee (the “Special Committee”) consisting of three independent and disinterested directors, Mr. Dave De Yang, Mr. Charles Chan and Dr. Xiao Chen, to review and evaluate a previously-announced non-binding proposal (the “Proposal”) that the Board received on May 22, 2017 from Dr. Charles Zhang, the Chairman of the Board of the Company, for the acquisition of all outstanding shares in the Company, including shares represented by American depositary shares, by an acquisition vehicle to be formed by Dr. Zhang. The Special Committee intends to retain independent financial and legal advisors in due course to assist it in the review and evaluation process.

The Company cautions its shareholders and others that the Proposal is non-binding and incomplete, and that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal.

Safe Harbor Statement

This announcement may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that any definitive offer relating to the Proposal will be made, that any definitive agreement relating to the Proposal will be entered into by the Company, or that a transaction based on the Proposal or any other similar transaction will be approved or consummated.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Phone:  +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone:  +1 (480) 614-3004

Email: lbergkamp@ChristensenIR.com